LICENSE AGREEMENT

This License Agreement (this "<u>Agreement</u>"), dated as of February 18, 2009 (the "<u>Effective Date</u>"), is made and entered into by and between ZiLOG, Inc., a Delaware corporation ("<u>ZiLOG</u>"), and Maxim Integrated Products, Inc., a Delaware corporation ("<u>Maxim</u>").

RECITALS

WHEREAS, ZiLOG and Maxim are parties to that certain Asset Purchase Agreement, dated as of even date herewith (the "<u>Purchase Agreement</u>"), pursuant to which, among other things, Maxim is purchasing from ZiLOG certain assets related to the Sale Business (as defined below), including the Maxim Licensed Patents (as defined below) and the Maxim Licensed Other IP and Technology (as defined below);

WHEREAS, in connection with the Purchase Agreement, Maxim desires non-exclusive licenses under the ZiLOG Licensed Patents (as defined below), the ZiLOG Other Licensed Patents (as defined below) and the ZiLOG Licensed Other IP and Technology (as defined below), and ZiLOG desires to grant such non-exclusive licenses to Maxim on the terms and conditions of this Agreement;

WHEREAS, in connection with the Purchase Agreement, Maxim desires an exclusive license under the ZiLOG Exclusive Licensed Other IP and Technology (as defined below), and ZiLOG desires to grant such exclusive license to Maxim on the terms and conditions of this Agreement;

WHEREAS, ZiLOG desires non-exclusive licenses back under the Maxim Licensed Patents and the Maxim Licensed Other IP and Technology, and Maxim desires to grant such non-exclusive licenses back to ZiLOG on the terms and conditions of this Agreement; and

WHEREAS, pursuant to the Purchase Agreement, the parties have agreed to enter into this Agreement as of the Closing (as defined in the Purchase Agreement).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and the Purchase Agreement, the parties agree as follows:

AGREEMENT

I.   DEFINITIONS

1.1   "Affiliate" means, with respect to any party, any other Person directly or indirectly controlling, controlled by or under common control with such party. As used in this definition, the term "control" (including the terms "controlling" "controlled by" and "under common control with") means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.2   "Atlas Product Line" means ZiLOG's Zatara® products with all of the security features disabled.

1.3   "Intellectual Property Rights" means all intellectual property rights and related priority rights, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (collectively, "Patents"), (b) trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, "Marks"), (c) Internet domain names, (d) copyrights, works of authorship, including rights in databases, data collections and moral rights, and all registrations, applications, renewals, extensions and reversions of any of the foregoing (collectively, "Copyrights"), (e) mask works and mask sets, and all applications and registrations of any of the foregoing (collectively, "Mask Works") and (f) confidential and proprietary information, trade secrets and non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, designs (including circuit designs and layouts), drawings, specifications, databases, data collections and other information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, "Trade Secrets").

1.4   "Materials To Be Destroyed" means the specified ZiLOG Exclusive Licensed Other IP and Technology and other materials set forth on Exhibit I attached hereto.

1.5   "Maxim Exclusive Field" means the field of developing, making, having made, using, offering for sale, selling, importing, exporting, distributing and/or otherwise exploiting any products that include Point of Sale Functionality and/or Remote Control Functionality.

1.6   "Maxim Improvements" means all modifications, derivative works, enhancements and improvements to any Intellectual Property Rights and/or Technology, which modifications, derivative works, enhancements and improvements are created, developed, discovered and/or conceived by or for Maxim or any of Maxim's Affiliates.

1.7 "Maxim Licensed Patents" means (a) the issued Patents and pending Patent applications listed on Exhibit A attached hereto, (b) any continuations, divisionals, continuations-in-part (to the extent entitled to claim priority from any of the issued Patents or pending Patent applications listed on Exhibit A attached hereto), provisionals, reissues, reexaminations, substitutions, renewals and extensions of any of the issued Patents or pending Patent applications listed on Exhibit A attached hereto and (c) any Patents issuing on any of the foregoing.

1.8 "Maxim Licensed Products" means (a) the Sale Business Products, (b) subsequent versions of the Sale Business Products developed by or for Maxim or any of Maxim's Affiliates (including any enhancements or improvements to the Sale Business Products that include Point of Sale Functionality and/or Remote Control Functionality), (c) new products and services created or developed by or for Maxim or any of Maxim's Affiliates incorporating, based on or derived from (in whole or in part) any Sale Business Intellectual Property (as defined in the Purchase Agreement) set forth or described on Schedule 2.1(a)(iii) of the Purchase Agreement and/or Sale Business Technology (as defined in the Purchase Agreement) set forth or described on Schedule 2.1(a)(iii) of the Purchase Agreement that include Point of Sale Functionality and/or Remote Control Functionality, (d) new products and services created or developed by or for Maxim or any of Maxim's Affiliates that include Point of Sale Functionality and/or Remote Control Functionality and (e) any of the foregoing included in subclauses (a), (b), (c) or (d) combined with any other components, products, Intellectual Property, Technology or functionality owned by or licensed to Maxim or any of Maxim's Affiliates, provided that such combined products include Point of Sale Functionality and/or Remote Control Functionality. For the avoidance of doubt, any product of Maxim or any of Maxim's Affiliates that does not satisfy one (1) or more of the foregoing subclauses (a), (b), (c), (d) and (e) shall not be a Maxim Licensed Product.

1.9 "Maxim Licensed Other IP and Technology" means the Trade Secrets, Copyrights and Technology that are both (a) included in the P1 Transferred Assets (as defined in the Purchase Agreement) and (b) listed on Exhibit H attached hereto.

1.10 "Open Source Deliverables" means the Software identified as Open Source Deliverables in Exhibit F and Exhibit H hereto.

1.11 "Person" means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any governmental authority.

1.12 "Point of Sale Functionality" means containing (a) one (1) or more hardware cryptographic engines (such as DES, AES, SHA-1, SHA-2, RSA, ECC, DSA, or ECDSA) and (b) hardware specifically designed to be capable of detecting and responding to tamper events (examples of which include temperature fluctuations, voltage manipulation or external triggers such as switches) without execution by the main processor.

1.13   "Remote Control Functionality" means functionality enabling wireless control of an electronic appliance using a database of code-sets residing on an integrated circuit.

1.14   "Sale Business" means the product lines and businesses of ZiLOG and its Subsidiaries containing Remote Control Functionality or Point-Of-Sale Functionality (including the business and operations of the Indian Subsidiary (as defined in the Purchase Agreement)), but excluding (a) devices that may be adapted for use with multiple applications and embedded in any products, and (b) ZiLOG's proprietary Crimzon Connects home control products and technology; provided, however, that none of the foregoing products, devices or technology in (i) or (ii) above are Sale Business Products, part of the Atlas Product Line or shall have been designed or enabled for use primarily in remote control or point-of-sale applications.

1.15   "Sale Business Products" means all products sold, offered for sale, licensed, under development, distributed or otherwise provided by or for ZiLOG or any of ZiLOG's Subsidiaries to any third party in the conduct of the Sale Business as currently conducted, including such products listed on Exhibit B attached hereto.

1.16   "Software" means all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases, libraries and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

1.17   "Subsidiary" means, with respect to a party, any entity of which (a) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by such party or (b) such party is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such entity.

1.18   "Technology" means all Software, information, designs (including circuit designs and layouts), semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of any of the foregoing, in any form whether or not specifically listed herein.

1.19   "ZiLOG Excluded Products" means any (a) Sale Business Products and (b) products having Point of Sale Functionality and/or Remote Control Functionality. For the avoidance of doubt, the parties acknowledge and agree that ZiLOG's proprietary Crimzon Connects home control products and Technology do not fall within the meaning of "ZiLOG Excluded Products."

1.20   "ZiLOG Exclusive Licensed Other IP and Technology" means the Copyrights and Technology set forth on Exhibit G attached hereto (and any Trade Secrets embodied or included therein).

1.21   "ZiLOG Improvements" means all modifications, derivative works, enhancements and improvements to any Intellectual Property Rights and/or Technology, which modifications, derivative works, enhancements and improvements are created, developed, discovered and/or conceived by or for ZiLOG or any of ZiLOG's Subsidiaries.

1.22   "ZiLOG Licensed Other IP and Technology" means the Trade Secrets, Copyrights and Technology (excluding any Trade Secrets, Copyrights and Technology included in the Transferred Assets (as defined in the Purchase Agreement)) that are (a) owned by ZiLOG or any of ZiLOG's Subsidiaries and (b) necessary to the conduct of the Sale Business as currently conducted as of the Effective Date, including the Technology set forth on Exhibit E attached hereto.

1.23   "ZiLOG Licensed Patents" means (a) the issued Patents and pending Patent applications listed on Exhibit C attached hereto, (b) any continuations, divisionals, continuations-in-part (to the extent entitled to claim priority from any of the issued Patents or pending Patent applications listed on Exhibit C attached hereto), provisionals, reissues, reexaminations, substitutions, renewals and extensions of any of the issued Patents or pending Patent applications listed on Exhibit C attached hereto and (c) any Patents issuing on any of the foregoing.

1.24   "ZiLOG Licensed Products" means any products and/or services that are proprietary to ZiLOG or any of ZiLOG's Subsidiaries, other than any ZiLOG Excluded Products.

1.25   "ZiLOG Other Licensed Patents" means (a) the issued Patents and pending Patent applications listed on Exhibit D attached hereto, (b) any continuations, divisionals, continuations-in-part (to the extent entitled to claim priority from any of the issued Patents or pending Patent applications listed on Exhibit D attached hereto), provisionals, reissues, reexaminations, substitutions, renewals and extensions of any of the issued Patents or pending Patent applications listed on Exhibit D attached hereto and (c) any Patents issuing on any of the foregoing.

1.26   "ZiLOG Retained Business" means the business and product lines of ZiLOG and ZiLOG's Subsidiaries, excluding the Sale Business and the Sale Business Products.

II.   LICENSE GRANTS TO MAXIM

2.1   License Under the ZiLOG Licensed Patents. Subject to the terms and conditions of this Agreement and the Purchase Agreement, ZiLOG grants to Maxim and Maxim's Affiliates a non-exclusive, worldwide, royalty-free, fully paid-up, perpetual, irrevocable, non-transferable (subject to Section 10.1(b) below) license, without the right to sublicense (except as expressly provided in Section 2.4 below), under the ZiLOG Licensed Patents, to make, have made (solely for Maxim or any of Maxim's Affiliates), use, offer to sell, sell, import, export, distribute (through multiple tiers of distribution to end users and customers) and otherwise exploit any proprietary products or services of Maxim or any of Maxim's Affiliates (including any Maxim Licensed Products).

2.2   License Under the ZiLOG Other Licensed Patents. Subject to the terms and conditions of this Agreement and the Purchase Agreement, ZiLOG grants to Maxim and Maxim's Affiliates a non-exclusive, worldwide, royalty-free, fully paid-up, perpetual, irrevocable, non-transferable (subject to Section 10.1(b) below) license, without the right to sublicense (except as expressly provided in Section 2.4 below), under the ZiLOG Other Licensed Patents, to make, have made (solely for Maxim or any of Maxim's Affiliates), use, offer to sell, sell, import, export, distribute (through multiple tiers of distribution to end users and customers) and otherwise exploit any Maxim Licensed Products.

2.3   Licenses Under the ZiLOG Licensed Other IP and Technology.

(a)   Non-Exclusive License. Subject to the terms and conditions of this Agreement and the Purchase Agreement, ZiLOG grants to Maxim and Maxim's Affiliates a non-exclusive, worldwide, royalty-free, fully paid-up, perpetual, irrevocable, non-transferable (subject to Section 10.1(b) below) license, without the right to sublicense (except as expressly provided in Section 2.4 below), under ZiLOG's Intellectual Property Rights in and to the ZiLOG Licensed Other IP and Technology, to use, reproduce, modify, create derivative works of, perform, display and (subject to the restrictions set forth in Section 2.3(c) below) otherwise exploit any of the ZiLOG Licensed Other IP and Technology solely in connection with Maxim's or any of Maxim's Affiliates' development, making, having made (solely for Maxim or any of Maxim's Affiliates), use, offer for sale, sale, importing, exporting, distribution and other exploitation of any Maxim Licensed Products.

(b)   Exclusive License. Subject to the terms and conditions of this Agreement and the Purchase Agreement, ZiLOG grants to Maxim and Maxim's Affiliates a worldwide, royalty-free, fully paid-up, perpetual, irrevocable, sublicensable, non-transferable (subject to Section 10.1(b) below) exclusive license within the Maxim Exclusive Field, under ZiLOG's Intellectual Property Rights in and to the ZiLOG Exclusive Licensed Other IP and Technology, to use, reproduce, modify, create derivative works of, perform, display and otherwise exploit any of the ZiLOG Exclusive Licensed Other IP and Technology solely in connection with Maxim's or any of Maxim's Affiliates' development, making, having made (solely for Maxim or any of Maxim's Affiliates), use, offer for sale, sale, importing, exporting, distribution and/or other exploitation of any Maxim Licensed Products. ZiLOG agrees that neither ZiLOG nor any of ZiLOG's Affiliates shall, and that neither ZiLOG nor any of ZiLOG's Affiliates shall grant any license or other right to any third party to (or grant any covenant not to sue to any third party that enables or allows such third party to), use, reproduce, modify, create derivative works of, perform, display or otherwise exploit any ZiLOG Exclusive Licensed Other IP and Technology in any manner in the Maxim Exclusive Field. ZiLOG shall ensure that its Affiliates comply with the immediately foregoing sentence.

(c)   Restriction. None of Maxim or Maxim's Affiliates shall provide the source code for the ZDS II Software (version 4.11) included in the ZiLOG Licensed Other IP and Technology to any third party without ZiLOG's prior written consent except in connection with the development of any Maxim Licensed Products on behalf of Maxim or any of Maxim's Affiliates as provided in Section 2.4 below.

(d) Destruction of Materials. At any time after the Effective Date, upon any written request by Maxim to ZiLOG (pursuant to Section 10.11 below), ZiLOG shall, and shall cause all of its Affiliates to, promptly destroy all copies of the Materials To Be Destroyed specified by Maxim in such request and in ZiLOG's (or any of its Affiliates') possession or control. With respect to each such request, ZiLOG shall provide Maxim (pursuant to Section 10.11 below) with written certification of such destruction signed by an officer of ZiLOG within three (3) business days after such destruction. If ZiLOG or any of ZiLOG's Affiliates enters into any merger, acquisition, divestiture, consolidation or sale of assets with any third party prior to receiving a written request from Maxim to so destroy all copies of the Materials To Be Destroyed, ZiLOG agrees that it will not, and will cause its Affiliates not to, disclose, provide or make available or accessible to such third party any of the Materials To Be Destroyed. For the avoidance of doubt, with respect to any ZiLOG Licensed Products that incorporate a portion of any item of the Materials To Be Destroyed (but not such item of the Materials To Be Destroyed in its entirety), ZiLOG shall not be obligated under this Section 2.3(d) to destroy such portion as incorporated into such ZiLOG Licensed Product.

2.4 Sublicense Rights. Maxim and Maxim's Affiliates may (a) grant sublicenses under the license granted in Section 2.1 above in connection with the development of any products on behalf of Maxim or any of Maxim's Affiliates, and (b) grant sublicenses under the license granted in Section 2.2 and Section 2.3(a) above in connection with the development of any Maxim Licensed Products on behalf of Maxim or any of Maxim's Affiliates, provided that each such sublicensee shall be bound in writing to confidentiality obligations at least as restrictive as the confidentiality provisions herein. In addition, with respect to any Software proprietary to ZiLOG included in the ZiLOG Licensed Other IP and Technology, Maxim and Maxim's Affiliates may grant sublicenses under the license granted in Section 2.3(a) above to end users and customers of any Maxim Licensed Products. Other than as provided above in this Section 2.4, Maxim and Maxim's Affiliates shall not have the right to grant any sublicenses under Section 2.1, Section 2.2 or Section 2.3(a) above without ZiLOG's prior written consent. The foregoing sublicense restrictions shall not apply to the exclusive license granted to Maxim under Section 2.3(b) above, and Maxim and Maxim's Affiliates may grant any sublicenses under the license granted in Section 2.3(b) above without ZiLOG's consent.

2.5 Reservation of Rights by ZiLOG. All rights not expressly granted by ZiLOG in this Article II are reserved by ZiLOG. Without limiting the generality of the foregoing sentence, the parties acknowledge and agree that (a) nothing in this Agreement shall be construed or interpreted as a grant, by implication or otherwise, of any license to Maxim or any of Maxim's Affiliates other than the licenses set forth in Section 2.1, Section 2.2 and Section 2.3 above and (b) ZiLOG grants no licenses or rights to Maxim or any of Maxim's Affiliates under this Agreement with respect to any ZiLOG Improvements created, developed, discovered and/or conceived after the Effective Date.

III.   LICENSE GRANTS TO ZILOG

3.1   License Under the Maxim Licensed Patents. Subject to the terms and conditions of this Agreement and the Purchase Agreement, Maxim grants to ZiLOG and ZiLOG's Subsidiaries a non-exclusive, worldwide, royalty-free, fully paid-up, perpetual, irrevocable, non-transferable (subject to Section 10.1(a) below) license, without the right to sublicense (except as expressly provided in Section 3.3 below), under the Maxim Licensed Patents, to make, have made (solely for ZiLOG or any of ZiLOG's Subsidiaries), use, offer to sell, sell, import, export, distribute (through multiple tiers of distribution to end users and customers) and otherwise exploit any ZiLOG Licensed Products.

3.2   License Under the Maxim Licensed Other IP and Technology.

(a)   Subject to the terms and conditions of this Agreement (including Section 2.3(d)) and the Purchase Agreement, Maxim grants to ZiLOG and ZiLOG's Subsidiaries a non-exclusive, worldwide, royalty-free, fully paid-up, perpetual, irrevocable, non-transferable (subject to Section 10.1(a) below) license, without the right to sublicense (except as expressly provided in Section 3.3 below), under Maxim's Intellectual Property Rights in and to the Maxim Licensed Other IP and Technology, to use, reproduce, modify, create derivative works of, perform, display and (subject to the restrictions set forth in Section 3.2(b) below) otherwise exploit any of the Maxim Licensed Other IP and Technology in connection with the development, making, having made (solely for ZiLOG or any of ZiLOG's Subsidiaries), use, offer for sale, sale, importing, exporting, distribution (through multiple tiers of distribution to end users and customers) and other exploitation by ZiLOG or any of ZiLOG's Subsidiaries of any ZiLOG Licensed Products.

(b)   None of ZiLOG or ZiLOG's Subsidiaries shall provide the source code of any Software included in the Maxim Licensed Other IP and Technology to any third party without Maxim's prior written consent except in connection with the development of any ZiLOG Licensed Products on behalf of ZiLOG or any of ZiLOG's Subsidiaries as provided in Section 3.3 below.

3.3   Sublicense Rights. ZiLOG and ZiLOG's Subsidiaries may (a) grant sublicenses under the license granted in Section 3.1 above in connection with the development of any ZiLOG Licensed Products on behalf of ZiLOG or any of ZiLOG's Subsidiaries and (b) grant sublicenses under the license granted in Section 3.2(a) above in connection with the development of any ZiLOG Licensed Products on behalf of ZiLOG or any of ZiLOG's Subsidiaries, provided that each such sublicensee shall be bound in writing to confidentiality obligations at least as restrictive as the confidentiality provisions herein. In addition, with respect to any Software proprietary to Maxim and included in the POS Software, POS Application Notes and POS Dev Kits Schematics items of the Maxim Licensed Other IP and Technology, ZiLOG and ZiLOG's Subsidiaries may grant sublicenses under the license granted in Section 3.2 above to end users and customers of any ZiLOG Licensed Products to use such Software in source and/or object code form (unless otherwise specified in Exhibit H) and solely in connection with such ZiLOG Licensed Products (and not on a standalone basis). Other than as provided above in this Section 3.3, ZiLOG and ZiLOG's Subsidiaries shall not have the right to grant any sublicenses under Section 3.1 or Section 3.2 above without Maxim's prior written consent.

3.4   Reservation of Rights by Maxim. All rights not expressly granted by Maxim in this Article III are reserved by Maxim. Without limiting the generality of the foregoing sentence, the parties acknowledge and agree that (a) nothing in this Agreement shall be construed or interpreted as a grant, by implication or otherwise, of any license to ZiLOG or any of ZiLOG's Subsidiaries other than the licenses set forth in Section 3.1 and Section 3.2 above and (b) Maxim grants no licenses or rights to ZiLOG or any of ZiLOG's Subsidiaries under this Agreement with respect to any Maxim Improvements created, developed, discovered and/or conceived after the Effective Date.

IV.   OWNERSHIP

4.1   Ownership by ZiLOG. As between the parties, subject to the licenses granted by ZiLOG to Maxim under Section 2.1, Section 2.2 and Section 2.3 above, ZiLOG owns all right, title and interest in and to (a) the ZiLOG Licensed Patents and all ZiLOG Improvements thereto, (b) the ZiLOG Other Licensed Patents and all ZiLOG Improvements thereto, (c) the ZiLOG Licensed Other IP and Technology and all ZiLOG Improvements thereto, (d) the ZiLOG Exclusive Licensed Other IP and Technology and all ZiLOG Improvements thereto and (e) subject to Maxim's ownership of the underlying Maxim Licensed Patents and Maxim Licensed Other IP and Technology, any ZiLOG Improvements of or to any of the Maxim Licensed Patents and/or Maxim Licensed Other IP and Technology.

4.2   Ownership by Maxim. As between the parties, subject to the licenses granted by Maxim to ZiLOG under Section 3.1 and Section 3.2 above, Maxim owns all right, title and interest in and to (a) the Maxim Licensed Patents and all Maxim Improvements thereto, (b) the Maxim Licensed Other IP and Technology and all Maxim Improvements thereto and (c) subject to ZiLOG's ownership of the underlying ZiLOG Licensed Patents, ZiLOG Other Licensed Patents, ZiLOG Licensed Other IP and Technology and ZiLOG Exclusive Licensed Other IP and Technology, any Maxim Improvements of or to any of the ZiLOG Licensed Patents, ZiLOG Other Licensed Patents, ZiLOG Licensed Other IP and Technology and/or ZiLOG Exclusive Licensed Other IP and Technology.

4.3   No Limitations. For the avoidance of doubt, subject to Section 2.3(b) above, nothing in this Article IV shall be construed as limiting the right of either party hereto to license, develop, improve upon or otherwise exploit any Intellectual Property Rights or Technology that are owned by such party and licensed hereunder to the other party.

V.   COVENANTS NOT TO CHALLENGE

5.1   Covenant Not to Challenge by Maxim. Maxim covenants and agrees, and shall cause its Affiliates to covenant and agree, not to initiate any legal proceedings to challenge the validity or enforceability, or ZiLOG's ownership, of any issued Patent included in the ZiLOG Licensed Patents or the ZiLOG Other Licensed Patents. For the avoidance of doubt, the foregoing covenant in this Section 5.1 shall not prevent Maxim or any of Maxim's Affiliates from challenging the validity or enforceability, or ZiLOG's ownership, of any issued Patent included in the ZiLOG Licensed Patents or the ZiLOG Other Licensed Patents in the event that ZiLOG or any of ZiLOG's Affiliates initiates (or causes or assists any third party to initiate) any

5.2   Covenant Not to Challenge by ZiLOG. ZiLOG covenants and agrees, and shall cause its Affiliates to covenant and agree, not to initiate any legal proceedings to challenge the validity or enforceability, or Maxim's ownership, of any issued Patent included in the Maxim Licensed Patents. For the avoidance of doubt, the foregoing covenant in this Section 5.2 shall not prevent ZiLOG or any of ZiLOG's Affiliates from challenging the validity or enforceability, or Maxim's ownership, of any issued Patent included in the Maxim Licensed Patents in the event that Maxim or any of Maxim's Affiliates initiates (or causes or assists any third party to initiate) any legal proceeding against ZiLOG or any of ZiLOG's Affiliates alleging that ZiLOG or any of ZiLOG's Affiliates is infringing any of the Maxim Licensed Patents and/or is exceeding the scope of the license granted in Section 3.1 above.

VI.   TERM

6.1   Term. The initial term of this Agreement shall commence as of the Effective Date and shall continue for a period of twenty (20) years, after which this Agreement shall automatically renew (with no action required by either party) for successive renewal terms of twenty (20) years each, except that (a) the license granted by ZiLOG to Maxim under Section 2.1 above with respect to the ZiLOG Licensed Patents will terminate upon the last-to-expire of the ZiLOG Licensed Patents, (b) the license granted by ZiLOG to Maxim under Section 2.2 above with respect to the ZiLOG Other Licensed Patents will terminate upon the last-to-expire of the ZiLOG Other Licensed Patents and (c) the license granted by Maxim to ZiLOG under Section 3.1 above with respect to the Maxim Licensed Patents will terminate upon the last-to-expire of the Maxim Licensed Patents.

VII.   REPRESENTATIONS AND WARRANTIES

7.1   Mutual Representations and Warranties. Each party represents and warrants to the other party that (a) it has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, (b) the execution, delivery and performance of this Agreement has been duly authorized by all requisite corporate action on the part of such party and (c) this Agreement has been duly and validly executed and delivered by such party and constitutes legal, valid and binding obligations of such party enforceable against such party, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar applicable laws affecting creditors' rights generally and by general principles of equity.

7.2   Representations and Warranties by ZiLOG. ZiLOG represents and warrants to Maxim that ZiLOG has the right to grant each license and other right in Article II above, and that ZiLOG's grant of each license or other right in Article II above does not constitute a violation or breach of, or conflict with, any agreement or obligation to which ZiLOG or any of ZiLOG's Subsidiaries is a party or by which ZiLOG or any of ZiLOG's Subsidiaries is bound.

7.3   Disclaimer of Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 7.1 AND SECTION 7.2 ABOVE AND EXCEPT AS SET FORTH IN THE PURCHASE AGREEMENT, (a) NEITHER ZILOG NOR MAXIM MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT (INCLUDING THE ZILOG LICENSED PATENTS, THE ZILOG OTHER LICENSED PATENTS, THE ZILOG LICENSED OTHER IP AND TECHNOLOGY AND THE ZILOG EXCLUSIVE LICENSED OTHER IP AND TECHNOLOGY (IN THE CASE OF ZILOG) AND THE MAXIM LICENSED PATENTS AND THE MAXIM LICENSED OTHER IP AND TECHNOLOGY (IN THE CASE OF MAXIM)), (b) ZILOG SPECIFICALLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE ZILOG LICENSED PATENTS, THE ZILOG OTHER LICENSED PATENTS, THE ZILOG LICENSED OTHER IP AND TECHNOLOGY AND/OR THE ZILOG EXCLUSIVE LICENSED OTHER IP AND TECHNOLOGY AND (c) MAXIM SPECIFICALLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE MAXIM LICENSED PATENTS AND/OR THE MAXIM LICENSED OTHER IP AND TECHNOLOGY.

VIII.   LIMITATION OF LIABILITY

SUBJECT TO THE TERMS AND CONDITIONS OF THE PURCHASE AGREEMENT, NOTWITHSTANDING ANYTHING ELSE IN THIS AGREEMENT OR OTHERWISE, IN NO EVENT SHALL ZILOG, MAXIM, ANY OF ZILOG'S AFFILIATES OR ANY OF MAXIM'S AFFILIATES BE LIABLE WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY (a) CONSEQUENTIAL, INDIRECT, INCIDENTAL OR SPECIAL DAMAGES OR (b) LOST PROFITS OR LOST BUSINESS, IN THE CASE OF EACH OF (a) AND (b), EVEN IF THE REMEDIES PROVIDED FOR IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE AND EVEN IF EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OR PROBABILITY OF SUCH DAMAGES.

IX.   CONFIDENTIALITY

9.1   Confidential Information. "Confidential Information" means any confidential and proprietary information of a party, including know-how, trade secrets, algorithms, source code, specifications, methods of processing, techniques, research, development, inventions (whether or not patentable and whether or not reduced to practice), data, ideas, concepts, drawings, designs and schematics. Without limiting the generality of the foregoing, the parties acknowledge and agree that (a) all ZiLOG Licensed Other IP and Technology and all unpublished Patent applications included in the ZiLOG Licensed Patents and ZiLOG Other Licensed Patents are the Confidential Information of ZiLOG and (b) all Maxim Licensed Other IP and Technology and all unpublished Patent applications included in the Maxim Licensed Patents are the Confidential

Information of Maxim. Notwithstanding any of the foregoing in this Section 9.1, the parties acknowledge and agree that, as of the Effective Date, all ZiLOG Exclusive Licensed Other IP and Technology shall for all purposes be deemed and treated as the Confidential Information of Maxim.

9.2   Confidentiality Obligations. Each party (the "Receiving Party") that receives or otherwise obtains under this Agreement any Confidential Information of the other party (the "Disclosing Party") agrees to (a) keep the Disclosing Party's Confidential Information confidential and not disclose or make available any of the Disclosing Party's Confidential Information to any third party without the prior written consent of the Disclosing Party (except in accordance with subclause (d) or subclause (e) in this Section 9.2 or in accordance with Section 9.4), (b) use the Disclosing Party's Confidential Information only as necessary to perform its obligations and exercise its rights under this Agreement, (c) use at least the same degree of care in keeping the Disclosing Party's Confidential Information confidential as it uses for its own Confidential Information of a similar nature (but in no event less than a reasonable degree of care), (d) limit access to the Disclosing Party's Confidential Information to its Subsidiaries (if ZiLOG is the Receiving Party) or Affiliates (if Maxim is the Receiving Party) and its authorized sublicensees who have a need to access or know such Confidential Information for the purpose of exercising such Subsidiary's (if ZiLOG is the Receiving Party), Affiliate's (if Maxim is the Receiving Party) or sublicensee's rights under this Agreement, provided that such Subsidiary (if ZiLOG is the Receiving Party), Affiliate (if Maxim is the Receiving Party) or sublicensee (other than any customer or end user of either party) is bound in writing to confidentiality obligations at least as protective of the Disclosing Party's Confidential Information as the confidentiality provisions of this Agreement, and (e) limit access to the Disclosing Party's Confidential Information to its employees, consultants and contractors who have a need to access or know such Confidential Information for the purpose of the Receiving Party's exercise of its rights under this Agreement, provided that such employees, consultants and contractors are bound in writing to confidentiality obligations at least as protective of the Disclosing Party's Confidential Information as the confidentiality provisions of this Agreement. The parties acknowledge and agree that, for purposes of this Agreement, the ZiLOG Exclusive Licensed Other IP and Technology shall be deemed and treated as Confidential Information of Maxim obtained by ZiLOG under this Agreement. Except as otherwise expressly provided in this Agreement, nothing in this Agreement is intended to grant to the Receiving Party any rights in or to any Confidential Information of the Disclosing Party.

9.3   Exceptions. The Receiving Party shall not be obligated under Section 9.2 above with respect to any information the Receiving Party can document (a) is or, through no improper action or inaction by the Receiving Party or any Affiliate, employee, sublicensee, consultant, contractor or advisor of the Receiving Party, becomes generally available and known to the public, (b) was rightfully in its possession or known by it without any obligation of confidentiality prior to receipt from the Disclosing Party, (c) was rightfully disclosed to it without restriction by a third party that, to the Receiving Party's knowledge, was authorized to make such disclosure, (d) was independently developed by the Receiving Party without the use of or reference to any Confidential Information of the Disclosing Party or (e) is disclosed by the Disclosing Party to a third party without restriction on such third party's rights to disclose or use the same. Notwithstanding the foregoing in this Section 9.3, all Confidential Information of ZiLOG or any of ZiLOG's Subsidiaries existing prior to the Effective Date and included in the

Transferred Assets or the ZiLOG Exclusive Licensed Other IP and Technology shall be deemed the Confidential Information of Maxim, and the exceptions in subclause (b) and subclause (d) in this Section 9.3 will not be applicable thereto.

9.4　　Disclosure Required by Law.　In the event the Receiving Party is requested or required by law, regulation, administrative rule or judicial process to disclose any Confidential Information of the Disclosing Party, the Receiving Party shall provide reasonable advance written notice to the Disclosing Party of such request or requirement so that the Disclosing Party may seek confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise).　If, in the absence of a protective order, other confidential treatment or waiver under this Agreement, the Receiving Party is advised by its legal counsel that it is legally required to disclose such Confidential Information, the Receiving Party may disclose such Confidential Information without liability under this Article IX; provided, however, that the Receiving Party exercises commercially reasonable efforts to obtain reliable assurances that confidential treatment will be accorded any such Confidential Information prior to its disclosure and discloses only the minimum amount of such Confidential Information necessary to comply with such legal requirement.

9.5　　Disclosure in Connection with Due Diligence.　A party may provide this Agreement to any third party (subject to appropriate confidentiality obligations) if required to do so in connection with any diligence for any actual or potential bona fide business transaction with such third party related to the subject matter of this Agreement (including an acquisition, divestiture, merger, consolidation, asset sale, financing or public offering).

X.　　MISCELLANEOUS

10.1　Assignment.

(a)　　Assignment by ZiLOG.　ZiLOG may assign this Agreement without the prior written consent of Maxim only (i) to any Subsidiary of ZiLOG or (ii) in connection with a merger, acquisition, consolidation, reorganization or sale of all or substantially all of the assets of ZiLOG (whether by operation of law or otherwise), in the case of each of (i) and (ii), with written notice of such assignment to Maxim within thirty (30) days after the effective date of such assignment.　ZiLOG may not otherwise assign this Agreement (or any of its rights or obligations under this Agreement) without the prior written consent of Maxim, which consent shall not be unreasonably withheld.

(b)　　Assignment by Maxim.　Maxim may assign this Agreement without the prior written consent of ZiLOG only (i) to any Affiliate of Maxim or (ii) in connection with a merger, acquisition, consolidation, reorganization or sale of all or substantially all of the assets of Maxim (whether by operation of law or otherwise), in the case of each of (i) and (ii), with written notice of such assignment to ZiLOG within thirty (30) days after the effective date of such assignment.　Maxim may not otherwise assign this Agreement (or any of its rights or obligations under this Agreement) without the prior written consent of ZiLOG, which consent shall not be unreasonably withheld.

10.2   Restrictions. The parties understand and acknowledge that the licenses granted hereunder are not intended to cover contract manufacturing activities that either party or its Affiliates or Subsidiaries may undertake on behalf of third parties, or to otherwise enable third parties, to avoid licensing Intellectual Property Rights from either party hereunder.

10.3   Open Source Deliverables. The ZiLOG Licensed Other IP and Technology and the Maxim Licensed Other IP and Technology include Open Source Deliverables, which Open Source Deliverables are subject to the terms and conditions of the relevant open source license agreement identified (and a copy of which is included) in Exhibit F attached hereto.

10.4   Export Control. The ZiLOG Licensed Other IP and Technology, the ZiLOG Exclusive Licensed Other IP and Technology and the Maxim Licensed Other IP and Technology are subject to U.S. export control laws and regulations, and may be subject to export or import regulations in other countries. Each party agrees to comply with applicable U.S. and foreign export control laws and regulations with respect to the ZiLOG Licensed Other IP and Technology and ZiLOG Exclusive Licensed Other IP and Technology (in the case of Maxim) and the Maxim Licensed Other IP and Technology (in the case of ZiLOG).

10.5   Government Restricted Rights. The ZiLOG Licensed Other IP and Technology, the ZiLOG Exclusive Licensed Other IP and Technology and the Maxim Licensed Other IP and Technology are "Commercial Items(s)" as defined in 48 C.F.R. § 2.101, consisting of "Commercial Computer Software" and "Commercial Computer Software Documentation," as such terms are used in 48 C.F.R. § 12.212 or 48 C.F.R. § 227.7202, as applicable. Consistent with 48 C.F.R. § 12.212 or 48 C.F.R. § 227.7202-1 through 227.7202-4, as applicable, the Commercial Computer Software and Commercial Computer Software Documentation will be licensed to U.S. Government end users (a) only as Commercial Items and (b) with only those rights as are granted to all other end users pursuant to the terms and conditions herein.

10.6   Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law rules of such State.

10.8   Jurisdiction; Waiver of Jury Trial. The parties hereto agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court in the Northern District of California or any California state court, in each case located in Santa Clara County, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum. Process in any such proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.11 shall be deemed effective service of process on such party. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Notwithstanding the foregoing in this Section 10.8, each party hereby acknowledges that its breach of this Agreement (including any breach of Article IX (Confidentiality) or Section 10.1 (Assignment)) may cause irreparable harm and significant injury to the other party in an amount that may be difficult to ascertain and for which a remedy at law may be inadequate. Accordingly, each party agrees that, in addition to any other rights and remedies the other party may have, the non-breaching party shall have the right to seek injunctive relief in any court of competent jurisdiction to enforce the terms and conditions of this Agreement.

10.9   Amendment. Except as otherwise permitted herein, this Agreement and its provisions may be amended, supplemented, changed or modified only by a writing signed by both parties hereto.

10.10   Waiver. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by both parties hereto. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach, and no failure by either party to exercise any right or privilege under this Agreement shall be deemed a waiver of such party's rights or privileges under this Agreement or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

10.11   Notices. All notices, requests and other communications to any party under this Agreement shall be in writing (including facsimile transmission) and shall be given,

if to ZiLOG, to:

ZiLOG, Inc.

6800 Santa Teresa Blvd.

San Jose, CA 95119

Attention: Darin Billerbeck

Facsimile No.:   (408) 513-1583

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

Attention: Thomas Ivey

Facsimile No.: (650) 470-4570

if to Maxim, to:

Maxim Integrated Products, Inc.

120 San Gabriel Drive

Sunnyvale, CA 94086

Attention: Mark Casper

Facsimile No.: (408) 331-1473

with a copy to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attention: Craig W. Adas

Facsimile No.: (650) 802-3100

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

10.12 Entire Agreement. This Agreement (including all Exhibits hereto), together with the Purchase Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to such subject matter.

10.13 Third Party Beneficiaries. Except as expressly provided in this Agreement, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person or entity other than the parties hereto and their respective successors and permitted assigns.

10.14　Independent Contractor; No Authority to Bind Other Party. Each party hereto is acting as, and shall be considered, an independent contractor, and no relationship of partnership, joint venture, employment, franchise, agency or similar arrangement is being created pursuant to or by virtue of this Agreement. In no event shall either party have any authority to negotiate or enter into any contract or commitment for or on behalf of, or in the name of, the other party, or otherwise possess any authority to bind such other party in matters of contract, indebtedness or otherwise, without the prior written approval in each instance of such other party. Neither party shall represent itself as having any such authority, express or implied, from the other party.

10.15　Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other governmental authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

10.16　Interpretation. The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import.

10.17　Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

10.18　Headings. The headings in this Agreement are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the Effective Date.

ZILOG, INC.

By: /s/ Darin G. Billerbeck
      Name: Darin G. Billerbeck
      Title: President & CEO

MAXIM INTEGRATED PRODUCTS, INC.

By: /s/ Mark Casper
      Name: Mark Casper
      Title: Associate General Counsel, Secretary